OKYO Pharma Ltd.

Martello Court

Admiral Park

St. Peter Court

Guernsey GY1 3HB

January 13, 2023

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	OKYO Pharma Ltd.
Registration Statement on Form F-1/A
File No. 333-268675

Ladies and Gentlemen:

OKYO Pharma Ltd. (the “Company”) hereby respectfully withdraws its erroneously filed withdrawal request, dated January 12, 2023.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 if there are any question with respect to this request.

Thank you,

OKYO PHARMA LTD.

By:	/s/ Gary S. Jacob
Name:	Gary S. Jacob
Title:	Chief Executive Officer